Exhibit 99.1

Medigus Announces Final Airworthiness Criteria Published by the FAA

Leading drone company using ParaZero’s SafeAir™ system is heading towards completing final regulatory process of type certification with the U.S. Federal Aviation Administration (FAA)

Tel Aviv, Israel – April 4, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that ParaZero Ltd. (“ParaZero”), a privately held company engaged in drone technology with an innovative patented safety system for drones, of which Medigus has a 40% ownership stake, confirmed that leading drone manufacturer, Airobotics, is proceeding towards type certification of its automated drone system after final airworthiness criteria was published by the U.S. Federal Aviation Administration (FAA).

The FAA published the final airworthiness criteria for certification of Airobotics’ automated drone system, marking an important milestone on to complete the first of its kind regulatory process of type certification in the USA for commercial drones, similar to the extensive testing and validation process required for commercial aircraft. Airobotics’ innovative drone system provides an end-to-end automated solution, including capabilities such as automated battery and payload swapping, fully autonomous flight and numerous safety redundancies, including a ParaZero ASTM F3322-18 certified parachute recovery system.

As part of the type certification process, the FAA has developed a dedicated pathway for testing reliability and safety (Durability and Reliability), which formed the basis for formulating the flight criterion. Last week, the FAA published the final “Airworthiness” criterion, following public comments, which includes 10 drones from various companies, a number of which are utilizing integrated parachute recovery systems for enhanced safety for urban environment operations.

ParaZero has developed a patented drone safety system designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment. Unique in the industry, the system includes a smart parachute system that monitors drone flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency.

ParaZero’s safety technology contains a portfolio of ASTM F3322-18 compliant parachute systems for the DJI Mavic 2, Phantom 4, Matrice 200, Matrice 300, the Airobotics Optimus drone, and a number of others in development. The ASTM F3322-18 standard requires 45 aerial parachute deployments across a number of failure scenarios, in the presence of an approved third-party testing agency. These tests and corresponding data generated provide global regulators the confidence required in the performance benchmarks of a drone parachute system for issuing advanced operational approvals: effectiveness and reliability in all failure scenarios, rated descent rate, and minimum flight altitude.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com